UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Hudson Global, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

443787106
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,612,374
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,612,374
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,612,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,612,374
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,612,374
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,612,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,725,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,725,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,799,081*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,799,081*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,081*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON IN

* Includes 74,081 Shares beneficially owned directly by Mr. Eberwein, consisting of Shares underlying Share Units (as defined below), whereby each Share Unit represents a contingent right to receive one Share upon Mr. Eberwein’s separation from service.

CUSIP NO. 443787106

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors and held in a certain account managed by Lone Star Value Management (“Separately Managed Account I”) were purchased with working capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,612,374 Shares beneficially owned by Lone Star Value Investors is approximately $9,211,785, including brokerage commissions.  The aggregate purchase price of the 112,626 Shares held in Separately Managed Account I is approximately $319,449, including brokerage commissions.

The 74,081 Shares beneficially owned by Mr. Eberwein represent Shares underlying certain Share Units (“Share Units”) granted to Mr. Eberwein in connection with his service on the Issuer’s Board of Directors, whereby each Share Unit represents a contingent right to receive one Share upon Mr. Eberwein’s separation from service.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,671,112 Shares outstanding as of June 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2015.

A.	Lone Star Value Investors

(a)	As of the close of business on August 12, 2015, Lone Star Value Investors beneficially owned 2,612,374 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 2,612,374
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,612,374
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 2,612,374 Shares owned by Lone Star Value Investors.

Percentage: Approximately 7.5%

CUSIP NO. 443787106

(b)	1. Sole power to vote or direct vote: 2,612,374
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,612,374
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the securities of the Issuer during the past sixty days.  The transactions in the securities of the Issuer on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value Management

(a)
As of the close of business on August 12, 2015, 112,626 Shares were held in Separately Managed Account I. Lone Star Value Management, as the investment manager of Lone Star Value Investors and Separately Managed Account I, may be deemed the beneficial owner of the (i) 2,612,374 Shares owned by Lone Star Value Investors and (ii) 112,626 Shares held in Separately Managed Account I.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 2,725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,725,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Lone Star Value Management through Separately Managed Account I and on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Eberwein

(a)
As of the close of business on August 12, 2015, Mr. Eberwein beneficially owned directly 74,081 Shares, consisting of Shares underlying Share Units. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 2,612,374 Shares owned by Lone Star Value Investors and (ii) 112,626 Shares held in Separately Managed Account I.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 2,799,081
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,799,081
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Mr. Eberwein and on behalf of Lone Star Value Investors and Separately Managed Account I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 443787106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2015

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

CUSIP NO. 443787106

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

LONE STAR VALUE INVESTORS, LP

69,757	2.4662	08/10/2015
150,235	2.8576	08/11/2015
142,382	2.9574	08/12/2015

LONE STAR VALUE MANAGEMENT, LLC
(Through Separately Managed Account I)

20,927	2.4662	08/10/2015
44,874	2.8576	08/11/2015
46,825	2.9574	08/12/2015

JEFFREY E. EBERWEIN

30,374*	*	06/15/2015
5,613*	*	08/06/2015

* Represents Shares underlying Share Units granted to Mr. Eberwein in connection with his service on the Issuer’s Board of Directors, whereby each Share Unit represents a contingent right to receive one Share upon Mr. Eberwein’s separation from service.